Ultimate Sports, Inc.
                          2119 North 15th Street
                           Lafayette, IN   47904


                                   February 11, 2002

United States Securities and Exchange Commission
450 5th Street N.W.
Washington, DC 20549-0305

                              Re:  Ultimate Sports, Inc. Registration
                                   Statement on Form 10SB filed on December
                                   20, 2001, File No. 0-33429

Gentlemen:

     As permitted by section 12(g)(1) fo the Securities Exchange Act of 1934, Ultimate Sports, Inc., the registrant, hereby withdraws its registration statement on Form 10SB, File No. 0-33429, for the reason that the registrant requires more time to respond to the comments of the Commission in its relevant letter of January 17, 2002, and for the registrant to furnish updated and audited financial statements for the year ended December 31, 2001.

     If necessary, the registrant requests the Commission to issue its order permitting withdrawal of the subject registration statement.

     The registrant has caused the foregoing withdrawal of its registration statement as aforesaid to be signed on its behalf by the undersigned thereunto duly authorized.

                                   Ultimate Sports, Inc.

February 11, 2002                  Martin J. Maassen, MD

                                   By: /s/ Martin J. Maassen
                                       Signature
                                       Chairman of the Board
                                       Title

February 11, 2002                  Pamela Metheny

                                   By: /s/ Pamela Metheny
                                       Signature
                                       Assistant Secretary
                                       Title